Balance Sheet

Reyets

As of Dec 31, 2018

ACCOUNTS	Dec 31, 2018
Assets	
Cash and Bank	
Cash on Hand	$8,513.63
Total Cash and Bank	**$8,513.63**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$8,513.63**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$124,350.00
Retained Earnings	
Profit for all prior years	-$27,031.19
Profit between Jan 1, 2018 and Dec 31, 2018	-$88,805.18

Equity

Total Retained Earnings	-$115,836.37
Total Equity	**$8,513.63**

Profit and Loss

Reyets

Date Range: Jan 01, 2018 to Dec 31, 2018

ACCOUNTS	Jan 01, 2018 to Dec 31, 2018
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit **As a percentage of Total Income**	**$0.00** **0.00%**
Operating Expenses	
Advertising & Promotion	$5,582.36
Computer – Hardware	$2,917.48
Computer – Software	$49,389.86
Meals and Entertainment	$916.30
Office Supplies	$235.57
Professional Fees	$15,701.79
Rent Expense	$9,253.24
Telephone – Wireless	$228.25
Travel Expense	$4,580.33
Total Operating Expenses	**$88,805.18**

Net Profit	-$88,805.18
As a percentage of Total Income	0.00%

Cash Flow

Reyets

Date Range: Jan 01, 2018 to Dec 31, 2018

CASH INFLOW AND OUTFLOW	Jan 01, 2018 to Dec 31, 2018
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$5,582.36
Computer – Hardware	-$2,917.48
Computer – Software	-$49,389.86
Meals and Entertainment	-$916.30
Office Supplies	-$235.57
Professional Fees	-$15,701.79
Rent Expense	-$9,253.24
Telephone – Wireless	-$228.25
Travel Expense	-$4,580.33
Total Purchases	**-$88,805.18**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$88,805.18**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$84,825.00
Total Owners and Shareholders	**$84,825.00**
Other	
Net Cash from Financing Activities	**$84,825.00**

OVERVIEW

Starting Balance	
Cash on Hand	$12,493.81
Total Starting Balance	**$12,493.81** As of 2018-01-01
Gross Cash Inflow	$84,825.00
Gross Cash Outflow	$88,805.18
Net Cash Change	**-$3,980.18**
Ending Balance	
Cash on Hand	$8,513.63
Total Ending Balance	**$8,513.63** As of 2018-12-31